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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

TC PipeLines, LP (Name of Issuer)

Common Units (Title of Class of Securities)

87233Q 10 8 (CUSIP Number)

Ronald J. Turner 110 Turnpike Road, Suite 203 Westborough, Massachusetts 01581 (508) 871-7046 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 31, 2004 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box G.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No.	87233Q 10 8	Page 2 of 18 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON TransCanada Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) G
(b) G

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO; (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	G

6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

7	SOLE VOTING POWER 5,609,306 Common Units of TC PipeLines, LP

NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY	-0-
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING	5,609,306 Common Units of TC PipeLines, LP
PERSON
WITH
10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,609,306 Common Units of TC PipeLines, LP

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	G

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.1%*

14	TYPE OF REPORTING PERSON HC, CO

* TransCan Northern Ltd., a wholly owned subsidiary of TransCanada PipeLines Limited, acquired 2,800,000 Common Units on May 28, 1999 in connection with TC PipeLines, LP's initial public offering, as disclosed in TC PipeLines, LP's initial public offering prospectus and subsequent periodic reports filed under the Securities Exchange Act of 1934. On August 1, 2002, due to the early conversion of 936,435 Subordinated Units held by TC PipeLines GP, Inc., the general partner of TC PipeLines, LP, the ownership of the Reporting Persons increased to an aggregate 3,736,435 Common Units. On August 1, 2003, due to the early conversion of an additional 936,435 Subordinated Units held by TC PipeLines, LP, the ownership of the Reporting Persons increased to 4,672,870 Common Units. On July 31, 2004, due to the conversion of the last tranche of 936,436 Subordinated Units held by TC PipeLines, LP, the ownership of the Reporting Persons increased to 5,609,306.

CUSIP No.	87233Q 10 8	Page 3 of 18 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON TransCanada PipeLines Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) G
(b) G

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO; (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	G

6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

7	SOLE VOTING POWER -0-

NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY	5,609,306 Common Units of TC PipeLines, LP
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING	-0-
PERSON
WITH
10	SHARED DISPOSITIVE POWER 5,609,306 Common Units of TC PipeLines, LP

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,609,306 Common Units of TC PipeLines, LP

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	G

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.1%*

14	TYPE OF REPORTING PERSON HC, CO

* TransCan Northern Ltd., a wholly owned subsidiary of TransCanada PipeLines Limited, acquired 2,800,000 Common Units on May 28, 1999 in connection with TC PipeLines, LP's initial public offering, as disclosed in TC PipeLines, LP's initial public offering prospectus and subsequent periodic reports filed under the Securities Exchange Act of 1934. On August 1, 2002, due to the early conversion of 936,435 Subordinated Units held by TC PipeLines GP, Inc., the general partner of TC PipeLines, LP, the ownership of the Reporting Persons increased to an aggregate 3,736,435 Common Units. On August 1, 2003, due to the early conversion of an additional 936,435 Subordinated Units held by TC PipeLines, LP, the ownership of the Reporting Persons increased to 4,672,870 Common Units. On July 31, 2004, due to the conversion of the last tranche of 936,436 Subordinated Units held by TC PipeLines, LP, the ownership of the Reporting Persons increased to 5,609,306.

SCHEDULE 13D

CUSIP No.	87233Q 10 8	Page 4 of 18 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON TransCanada Northern Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) G
(b) G

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO; (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	G

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

7	SOLE VOTING POWER -0-

NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY	5,609,306 Common Units of TC PipeLines, LP
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING	-0-
PERSON
WITH
10	SHARED DISPOSITIVE POWER 5,609,306 Common Units of TC PipeLines, LP

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,609,306 Common Units of TC PipeLines, LP

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	G

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.1%*

14	TYPE OF REPORTING PERSON HC, CO

* TransCan Northern Ltd., a wholly owned subsidiary of TransCanada PipeLines Limited, acquired 2,800,000 Common Units on May 28, 1999 in connection with TC PipeLines, LP's initial public offering, as disclosed in TC PipeLines, LP's initial public offering prospectus and subsequent periodic reports filed under the Securities Exchange Act of 1934. On August 1, 2002, due to the early conversion of 936,435 Subordinated Units held by TC PipeLines GP, Inc., the general partner of TC PipeLines, LP, the ownership of the Reporting Persons increased to an aggregate 3,736,435 Common Units. On August 1, 2003, due to the early conversion of an additional 936,435 Subordinated Units held by TC PipeLines, LP, the ownership of the Reporting Persons increased to 4,672,870 Common Units. On July 31, 2004, due to the conversion of the last tranche of 936,436 Subordinated Units held by TC PipeLines, LP, the ownership of the Reporting Persons increased to 5,609,306.

SCHEDULE 13D

CUSIP No.	87233Q 10 8	Page 5 of 18 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON TC PipeLines GP, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) G
(b) G

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO; (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	G

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

7	SOLE VOTING POWER -0-

NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY	2,809,306 Common Units of TC PipeLines, LP
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING	-0-
PERSON
WITH
10	SHARED DISPOSITIVE POWER 2,809,306 Common Units of TC PipeLines, LP

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,609,306 Common Units of TC PipeLines, LP

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	G

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.1%*

14	TYPE OF REPORTING PERSON HC, CO

* TransCan Northern Ltd., a wholly owned subsidiary of TransCanada PipeLines Limited, acquired 2,800,000 Common Units on May 28, 1999 in connection with TC PipeLines, LP's initial public offering, as disclosed in TC PipeLines, LP's initial public offering prospectus and subsequent periodic reports filed under the Securities Exchange Act of 1934. On August 1, 2002, due to the early conversion of 936,435 Subordinated Units held by TC PipeLines GP, Inc., the general partner of TC PipeLines, LP, the ownership of the Reporting Persons increased to an aggregate 3,736,435 Common Units. On August 1, 2003, due to the early conversion of an additional 936,435 Subordinated Units held by TC PipeLines, LP, the ownership of the Reporting Persons increased to 4,672,870 Common Units. On July 31, 2004, due to the conversion of the last tranche of 936,436 Subordinated Units held by TC PipeLines, LP, the ownership of the Reporting Persons increased to 5,609,306.

Page 7 of 18 Pages

Item 1.    Security and Issuer

        This Amendment No. 2 (the "Amendment") to Schedule 13D/A is being filed by TransCanada Corporation, a Canadian public company, TransCanada PipeLines Limited, a Canadian company, TransCan Northern Ltd., a Delaware corporation and TC PipeLines GP, Inc., a Delaware corporation to amend the Schedule 13D/A that was filed on August 14, 2003. Effective May 15, 2003, TransCanada PipeLines Limited became a wholly owned subsidiary of TransCanada Corporation pursuant to a statutory reorganization. As a result, prior to May 15, 2003, the term "Reporting Persons" refers to TransCanada PipeLines Limited, TransCan Northern Ltd. and TC PipeLines GP, Inc. and beginning May 15, 2003 also includes TransCanada Corporation. This statement relates to the common units representing limited partner interests (the "Common Units") of TC PipeLines, LP, a Delaware limited partnership (the "Partnership"), which has its principal executive offices at 110 Turnpike Road, Suite 203, Westborough, Massachusetts 01581.

Item 2.    Identity and Background

        The name, state or other place of organization and the address of its principal office for the Reporting Persons are set forth on Schedule I.

        The information regarding the principal business of the Reporting Persons is as follows:

        TransCanada Corporation is the owner of TransCanada PipeLines Limited and is a holding company. The executive officers and directors of TransCanada Corporation are listed on Appendix A hereto.

        (a) - (c) The information required to be filed in response to paragraphs (a), (b) and (c) of Item 2 with respect to the persons listed on Appendices A, B, C and D hereto is set forth therein.

        (d) During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons listed on Appendices A, B, C and D hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) Except as set forth on Appendices A, B and D hereto, during the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons listed on Appendices A, B, C and D hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of such persons was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f) The information required to be filed in response to paragraph (f) of Item 2 with respect to the persons listed on Appendices A, B, C and D hereto is set forth therein.

Item 3.    Source and Amount of Funds or Other Consideration

        The conversion of 936,436 subordinated units representing limited partner interests in TC PipeLines, LP ("Subordinated Units") held by TC PipeLines GP, Inc. into 936,436 Common Units occurred automatically for no additional consideration pursuant to and in accordance with the terms of the Partnership's Amended and Restated Agreement of Limited Partnership upon satisfaction of certain financial tests.

Page 8 of 18 Pages

Item 4.    Purpose of Transaction

        The Reporting Persons acquired the Common Units reported herein solely for the purpose of investment. The Reporting Persons may make additional purchases of Common Units either in the open market or in private transactions depending on the Partnership's business, prospects and financial condition, the market for the Common Units, general economic conditions, money and stock market conditions and other future developments.

Item 5.    Interest in Securities of the Company

        (a) There were 14,300,000 Common Units outstanding as of May 28, 1999, of which 2,800,000 or 19.6% of the amount outstanding, were held by TransCan Northern Ltd. On August 1, 2002, the Reporting Persons' beneficial ownership interest increased due to the conversion on a one-for-one basis of one-third (or 936,435) of the 2,809,306 Subordinated Units held by TC PipeLines GP, Inc., the general partner of the Partnership. On August 1, 2003, the Reporting Persons' beneficial ownership increased due to the conversion of an additional 936,435 Subordinated Units into Common Units and on July 31, 2004 the last tranche of 936,436 Subordinated Units was converted into Common Units. The Subordinated Units were converted into Common Units because specified financial tests contained in the Partnership's Amended and Restated Agreement of Limited Partnership, which are related to generating cash from operations and distributing at least $0.45 per unit on all Common Units and Subordinated Units, were satisfied for each of the three consecutive four-quarter periods ending on June 30, 2014. As a result, as of July 31, 2004, TransCanada Corporation is deemed to beneficially own 5,609,306 Common Units, which constitute 32.1% of the 17,500,000 issued and outstanding Common Units as of such date, 2,800,000 of such Common Units are held through TransCan Northern Ltd. and the remaining 2,809,306 Common Units are held through TC PipeLines GP, Inc. The directors and executive officers of each of the Reporting Persons disclaim any beneficial ownership of the Common Units owned by either TransCan Northern Ltd. or TC PipeLines GP, Inc.

        (b) The number of Common Units as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or direct the disposition for the Reporting Persons is set forth on the cover pages of this Statement on Schedule 13D/A, and such information is incorporated herein by reference. Neither the directors nor the executive officers of each of the Reporting Persons individually have the power to vote or direct the vote of, or dispose or direct the disposition of, Common Units deemed beneficially owned by the Reporting Persons, or to dispose of or direct the disposition of, or receive or direct the receipt of, distributions with respect to such Common Units. TransCanada Corporation, by virtue of its ownership of TransCanada PipeLines Limited and TransCan Northern Ltd., the sole stockholder of TC PipeLines GP, Inc., has the sole power to elect the board of directors of TC PipeLines GP, Inc., however, all decisions regarding Common Units owned by TC PipeLines GP, Inc. are within the exclusive authority of the board of directors of TC PipeLines GP, Inc.

        (c) On July 31, 2004, 936,436 of the Subordinated Units held by TC PipeLines, GP, Inc. converted on a one-for-one basis into 936,436 Common Units. There have been no other reportable transactions with respect to the Common Units within 60 days of the date hereof by the Reporting Persons.

        (d) The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the respective Common Units reported by such persons on the cover pages of this Statement on Schedule 13D/A.

        (e) Not applicable.

Page 9 of 18 Pages

Item 7.    Material to be filed as Exhibits

        Exhibit A: Joint Filing Agreement, dated August 13, 2003, hereby incorporated by reference from Amendment No. 1 to Schedule 13-D dated August 1, 2003.

Page 10 of 18 Pages

Signature

        After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: August 3, 2004	TransCanada Corporation
/s/ RUSSELL K. GIRLING Name: Russell K. Girling Title: Executive Vice-President, Corporate Development and Chief Financial Officer
/s/ RHONDDA E. S. GRANT Name: Rhondda E. S. Grant Title: Vice-President and Corporate Secretary
TransCanada PipeLines Limited
/s/ RUSSELL K. GIRLING Name: Russell K. Girling Title: Executive Vice-President, Corporate Development and Chief Financial Officer
/s/ RHONDDA E. S. GRANT Name: Rhondda E. S. Grant Title: Vice-President and Corporate Secretary
TransCan Northern Ltd.
/s/ RONALD L. COOK Name: Ronald L. Cook Title: Vice-President, Taxation
/s/ RHONDDA E. S. GRANT Name: Rhondda E. S. Grant Title: Secretary
TC PipeLines GP, Inc.
/s/ RUSSELL K. GIRLING Name: Russell K. Girling Title: Chief Financial Officer
/s/ AMY LEONG Name: Amy Leong Title: Controller

Page 11 of 18 Pages

Schedule I

Name	State of Incorporation or Formation	Business Address
TransCanada Corporation	Canada	TransCanada Tower 450 - 1st Street SW Calgary, Alberta, Canada T2P 5H1 Phone: (403) 920-2000
TransCanada PipeLines Limited	Canada	TransCanada Tower 450 - 1st Street SW Calgary, Alberta, Canada T2P 5H1 Phone: (403) 920-2000
TransCan Northern Ltd.	Delaware	TransCanada Tower 450 1st Street SW Calgary, Alberta, Canada T2P 5H1 Phone: (403) 920-2000
TC PipeLines GP, Inc.	Delaware	110 Turnpike Road Suite 203 Westborough, Massachusetts 01581 Phone: (508) 871-7046

Page 12 of 18 Pages

Appendix A and B

Executive Officers and Directors of TransCanada Corporation and TransCanada PipeLines Limited

Harold N. Kvisle	President, Chief Executive Officer and Director
Ronald J. Turner	Executive Vice-President, Gas Transmission
Albrecht W.A. Bellstedt, Q.C.[1]	Executive Vice-President, Law and General Counsel
Russell K. Girling	Executive Vice-President, Corporate Development and Chief Financial Officer
Donald M. Wishart	Executive Vice-President, Operations and Engineering
Sarah E. Raiss	Executive Vice-President, Corporate Services
Dennis McConaghy	Executive Vice-President, Gas Development
Alexander J. Pourbaix	Executive Vice-President, Power
Richard F. Haskayne, O.C., F.C.A.	Chairman and Director
Douglas D. Baldwin, P. Eng.	Director
S. Barry Jackson	Director
David P. O'Brien	Director
James R. Paul	Director
Wendy K. Dobson	Director
Harry G. Schaefer, F.C.A.	Vice Chairman and Director
W. Thomas Stephens	Director
Kerry L. Hawkins	Director
The Hon. Paul Gauthier, P.C., O.C., O.Q., Q.C.	Director
Paul J. Joskow	Director
1
Mr. Bellstedt, who served as a trustee of Atlas Cold Storage Income Trust until June 24, 2004, was subject to an Ontario Securities Commission cease trade order issued in respect of all insiders of Atlas Cold Storage Income Trust for the period of December 2003 to April 2004.

Page 13 of 18 Pages

        Each of the persons listed below is a Canadian citizen other than James R. Paul, W. Thomas Stephens and Paul J. Joskow, who are United States citizens. The principal business address of each executive officer and director of TransCanada Corporation and TransCanada PipeLines Limited, and the present principal occupation or employment of each such person is as follows:

Name	Present Principal Occupation	Principal Business Address
Harold N. Kvisle	President, Chief Executive Officer and Director TransCanada Corporation and TransCanada PipeLines Limited	450-1 Street SW Calgary, Alberta, Canada T2P 5H1
Ronald J. Turner	Executive Vice-President, Gas Transmission TransCanada Corporation and TransCanada PipeLines Limited	450-1 Street SW Calgary, Alberta, Canada T2P 5H1
Albrecht W.A. Bellstedt, Q.C.	Executive Vice-President, Law and General Counsel TransCanada Corporation and TransCanada PipeLines Limited	450-1 Street SW Calgary, Alberta, Canada T2P 5H1
Donald M. Wishart	Executive Vice-President, Operations and Engineering TransCanada Corporation and TransCanada PipeLines Limited	450-1 Street SW Calgary, Alberta, Canada T2P 5H1
Russell K. Girling	Executive Vice-President, Corporate Development and Chief Financial Officer TransCanada Corporation and TransCanada PipeLines Limited	450-1 Street SW Calgary, Alberta, Canada T2P 5H1
Sarah E. Raiss	Executive Vice-President, Corporate Services TransCanada Corporation and TransCanada PipeLines Limited	450-1 Street SW Calgary, Alberta, Canada T2P 5H1
Dennis McConaghy	Executive Vice-President, Gas Development TransCanada Corporation and TransCanada PipeLines Limited	450-1 Street SW Calgary, Alberta, Canada T2P 5H1
Alexander J. Pourbaix	Executive Vice-President, Power TransCanada Corporation and TransCanada PipeLines Limited	450-1 Street SW Calgary, Alberta, Canada T2P 5H1

Page 14 of 18 Pages

Name	Present Principal Occupation	Principal Business Address
Richard F. Haskayne, O.C., F.C.A.	Chairman TransCanada Corporation and TransCanada PipeLines Limited	2030, 855-2 Street SW Calgary, Alberta, Canada, T2P 4J8
Douglas D. Baldwin, P.Eng.	Chairman Talisman Energy Inc.	3400, 888-3 Street SW Calgary, Alberta, Canada T2P 5C5
S. Barry Jackson	Chairman Resolute Energy Inc.	2700, 530-8 Avenue SW Calgary, Alberta, Canada T2P 3S8
Wendy K. Dobson	Professor Rotman School of Management and Director, Institute for International Business University of Toronto	105 St. George Street Toronto, Ontario, Canada M55 3E6
The Hon. Paule Gauthier, P.C., O.C., O.Q., Q.C.	Senior Partner Desjardins Duchame Stein Monast	1150 de Claire-Fontaine St. Suite 300 Quebec, Quebec, Canada G1R 5G4
Kerry L. Hawkins	President Cargill Limited	300, 240 Graham Avenue Winnipeg, Manitoba, Canada R3C 4C5
David P. O'Brien	Chairman EnCana Corporation	150-9 Avenue SW P.O. Box 2850 Calgary, Alberta, Canada T2P 2S5
James R. Paul	Chairman James and Associates	2 Kings Creek Kingwood, Texas, U.S.A. 77339
Harry G. Schaefer, F.C.A.	President Schaefer & Associates Ltd.	Suite H202, 500 Eau Claire Avenue SW Calgary, Alberta, Canada T2P 3R8
W. Thomas Stephens	Corporate Director	3333 East Platte Avenue Greenwood Village, Colorado, U.S.A. 80121
Paul J. Joskow	Professor, Department of Economics Massachusetts Institute of Technology	Room E52-271D 50 Memorial Drive Cambridge, Massachusetts, U.S.A. 02142

Page 15 of 18 Pages

        The principal business and address of the corporations and organizations by which our non-employee directors are employed are as follows:

Name of Corporation or Organization	Principal Business	Address
Talisman Energy Inc.	Oil and gas	3400, 888-3rd Street SW Calgary, Alberta, Canada T2P 5C5
Resolute Energy	Oil and gas	2700, 530-8 Avenue SW Calgary, Alberta, Canada T2P 3S8
University of Toronto	Education	Rotman School of Management University of Toronto 105 St. George Street Toronto, Ontario, Canada M55 3E6
Desjardins Ducharme Stein Monast	Law firm	1150 de Claire-Fontaine St. Suite 300 Quebec, Quebec, Canada G1R 5G4
Cargill Limited	Grain handlers, merchants, transporters and processors of agricultural products.	300, 240 Graham Avenue Winnipeg, Manitoba, Canada R3C 4C5
EnCana Corporation	Oil and gas	150-9th Avenue SW P.O. Box 2850 Calgary, Alberta, Canada T2P 2S5
James and Associates	Private investment firm	2 Kings Creek Kingwood, Texas, U.S.A. 77339
Schaefer & Associates Ltd.	Business advisory services	Suite H202, 500 Eau Claire Avenue SW Calgary, Alberta, Canada T2P 3R8
Massachusetts Institute of Technology	Education	Room E52-271D 50 Memorial Drive Cambridge, Massachusetts U.S/A. 02142

Page 16 of 18 Pages

Appendix C

Executive Officers and Directors of TransCan Northern Ltd.

        Each of the persons listed below is a Canadian citizen and an employee of TransCanada PipeLines Limited, the parent of TransCan Northern Ltd. The principal business address of each executive officer and director of TransCan Northern Ltd. is 450-1 Street SW, Calgary, Alberta, Canada, T2P 5H1.

Name	Office
Ronald J. Turner	President and Director
Max Feldman	Vice-President and Director
Ronald L. Cook	Vice-President, Taxation
Lee G. Hobbs	Treasurer
Rhondda E.S. Grant	Secretary

Page 17 of 18 Pages

Appendix D

Executive Officers and Directors of TC PipeLines GP, Inc.

        Each of the persons listed below is a Canadian citizen and an employee of TransCanada PipeLines Limited, other than Robert A. Helman, Jack F. Jenkins-Stark and David L. Marshall, who are United States citizens. The principal business address of each executive officer and director of TC PipeLines, GP, Inc., of each such person is as follows:

Name	Office	Principal Business Address
Ronald J. Turner	President, Chief Executive Officer and Director	450-1 Street SW Calgary, Alberta, Canada T2P 5H1
Russell K. Girling	Chief Financial Officer and Director	450-1 Street SW Calgary, Alberta, Canada T2P 5H1
Max Feldman	Vice-President	450-1 Street SW Calgary, Alberta, Canada T2P 5H1
Wendy L. Hanrahan	Vice-President	450-1 Street SW Calgary, Alberta, Canada T2P 5H1
Donald R. Marchand	Vice-President, Treasurer	450-1 Street SW Calgary, Alberta, Canada T2P 5H1
Ronald L. Cook	Vice-President, Taxation	450-1 Street SW Calgary, Alberta, Canada T2P 5H1
Amy W. Leong	Controller	450-1 Street SW Calgary, Alberta, Canada T2P 5H1
Maryse C. St.-Laurent	Secretary	450-1 Street SW Calgary, Alberta, Canada T2P 5H1
Steven D. Becker	Vice-President, Business Development	450-1 Street SW Calgary, Alberta, Canada T2P 5H1
Robert A. Helman	Independent Director	190 S. LaSalle St. Chicago, Illinois, U.S.A. 60603
Jack F. Jenkins-Stark	Independent Director	3003 Tasman Drive Santa Clara, California, U.S.A. 95054
David L. Marshall	Independent Director	997 Wander Way Incline Village, Nevada, U.S.A. 89451

Page 18 of 18 Pages

Name	Office	Principal Business Address
Albrecht W.A. Bellstedt[1]	Director	450-1 Street SW Calgary, Alberta, Canada T2P 5H1
Kristine Delkus	Director	450-1 Street SW Calgary, Alberta, Canada T2P 5H1
1
Mr. Bellstedt, who served as a trustee of Atlas Cold Storage Income Trust until June 24, 2004, was subject to an Ontario Securities Commission cease trade order issued in respect of all insiders of Atlas Cold Storage Income Trust for the period of December 2003 to April 2004.

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SCHEDULE 13D/A
SCHEDULE 13D
SCHEDULE 13D
Signature
Schedule I
Appendix A and B
Appendix C
Appendix D